Correspondence

Peter Jaslow Tel: 215.864.8737 Fax: 215.864.8999 jaslowp@ballardspahr.com

December 21, 2022

By EDGAR

Division of Corporation Finance Office of Industrial Applications and Services United States Securities and Exchange Commission Washington, D.C. 20549 Attn: Sean Healy Dorrie Yale
Re:	OpGen, Inc. Registration Statement on Form S-1 Filed December 1, 2022 File No. 333-268648

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated December 21, 2022 to Oliver Schacht, the Chief Executive Officer of OpGen, Inc. (the “Company”), regarding the above-captioned Form S-1. For your convenience, the Staff’s comment has been reproduced, followed by the Company’s response to such comment. The Company has elected to provide this response letter prior to filing its amended and restated Form S-1 pending resolution of the response to the below comment.

Registration Statement on Form S-1 filed December 16, 2022

Plan of Distribution

1.	We acknowledge your response to our prior comment. Please explain to us why an option to enter into a securities purchase agreement is being offered, rather than having all your investors enter into such an agreement with you. With respect to investors who do not opt to enter into a purchase agreement, explain how such transactions would be processed.

RESPONSE: The Company respectfully submits that the structure of the transaction is necessitated by the need to comply with Nasdaq Listing Rule 5635, which requires stockholder approval for issuances of common stock (or securities convertible into common stock) representing 20% or more of the common stock of the Company before the issuance, unless the offering is deemed to be “public offering” under Nasdaq’s rules. Under Nasdaq’s rules, merely offering registered securities is not sufficient to treat the offering as a “public offering,” whether in an underwritten offering or on a best efforts basis. Nasdaq instead considers the manner in which the offering is marketed, including the number of investors in the offering, how the investors were selected and the breadth of the marketing effort. In this regard, a key factor in Nasdaq’s assessment is the involvement of retail brokers and retail accounts. While the investor “book” is largely constructed in the typical fashion through broad outreach to institutional investors, in order to meet Nasdaq’s public offering requirements, retail brokers are added to the syndicate. Given the relatively small indications of interest and orders received from retail brokers, requiring such investors to review and execute deal documents is not practical or in most cases even possible. Retail investors typically indicate their indications through indication of interest orders with their brokers on the basis of the prospectus and are generally not interested in reviewing or signing separate agreements. Because of the relatively small size of the retail orders as compared to the institutional interest, the issuer is comfortable with the settlement risk inherent in indication of interest orders. Notwithstanding the ability of a retail investor to provide an indication of interest order, if a retail investor wants to review and sign a securities purchase agreement, the Company would not object to their participation on that basis. On the other hand, the relatively large proportion of most deals that are filled by institutions necessitates the need for more than indication of interest orders with such investors. Both the institutions and the issuers desire written agreements to solidify the allocation and the enforceability of the parties’ obligations, which results in a preference for securities purchase agreements to be executed with institutions (although not all institutions will always execute a securities purchase agreement). Regardless, the settlement of the trade, whether institution or retail, is identical and occurs via delivery versus payment through the syndicate account of the placement agent.

In light of potential differences between investors signing a securities purchase agreement and those that do not, the Company proposes to add the following disclosure addressing such differences in the Plan of Distribution section of its Amended and Restated Registration Statement on Form S-1:

“In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract is material to larger purchasers in this offering as a means to enforce the following covenants uniquely available to them under the securities purchase agreement: (i) a covenant to not enter into variable rate financings for a period of [___] months following the closing of the offering, subject to certain exceptions; and (ii) a covenant to not enter into any equity financings for [__] days from closing of the offering. ”

Please contact me at (215) 864-8737 with any questions or comments you may have regarding this response. The Company’s management remains available for discussion as needed to resolve these comments.

Very truly yours,

/s/ Peter Jaslow

Peter Jaslow

PJ/mbl